                                                                    EXHIBIT 1

                                     [LOGO]

                            AETERNA LABORATORIES INC.














                             ANNUAL INFORMATION FORM
                                      2003













                                   MAY 9, 2003

                            AETERNA LABORATORIES INC.

                                TABLE OF CONTENTS

ITEM 1.    COVER PAGE

ITEM 2.    CORPORATE STRUCTURE................................................................................... 3
           2.1    NAME AND INCORPORATION..........................................................................3
           2.2    INTERCORPORATE RELATIONSHIPS....................................................................3

ITEM 3.    GENERAL DEVELOPMENT OF THE BUSINESS................................................................... 4
           3.1    HISTORY.........................................................................................4
           3.2    SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS...........................................5
           3.3    TRENDS..........................................................................................5

ITEM 4.    NARRATIVE DESCRIPTION OF THE BUSINESS................................................................. 6
           4.1    BIOPHARMACEUTICAL ACTIVITIES....................................................................6
                         4.1.1   ONCOLOGY PIPELINE................................................................8
                         4.1.2   ENDOCRINOLOGY PIPELINE..........................................................13
                         4.1.3   ANTI-INFECTIVE..................................................................17
                         4.1.4   PRECLINICAL PRODUCTS............................................................18
                         4.1.5   DRUG DISCOVERY..................................................................19
           4.2    ATRIUM BIOTECHNOLOGIES INC.....................................................................20
                         4.2.1   BACKGROUND......................................................................20
                         4.2.2   NUTRITIONAL SUPPLEMENTS.........................................................21
                         4.2.3   COSMETICS.......................................................................21
                         4.2.4   UNIPEX..........................................................................22
                         4.2.5   STOCK OPTION PLAN...............................................................23
           4.3    MANUFACTURING AND QUALITY CONTROL..............................................................23
           4.4    STRATEGIC ALLIANCES............................................................................23
           4.5    INTELLECTUAL PROPERTY..........................................................................25
           4.6    SUPPLY OF RAW MATERIALS........................................................................26
           4.7    RESEARCH AND DEVELOPMENT -FUNDING..............................................................26
           4.8    HUMAN RESOURCES................................................................................27
           4.9    ENVIRONMENT....................................................................................27
           4.10   FACILITIES AND EQUIPMENT.......................................................................27
           4.11   SALES ACTIVITIES...............................................................................27

ITEM 5.    SELECTED CONSOLIDATED FINANCIAL INFORMATION.......................................................... 27
           5.1    ANNUAL INFORMATION.............................................................................27
           5.2    DIVIDENDS......................................................................................30

ITEM 6.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS................ 30
           6.1    FORM 44-101F2 DISCLOSURE.......................................................................30

ITEM 7.    MARKET FOR SECURITES................................................................................. 30
           7.1    MARKET FOR SECURITIES..........................................................................30

ITEM 8.    DIRECTORS AND OFFICERS............................................................................... 30
           8.1    DIRECTORS......................................................................................30
           8.2    EXECUTIVE OFFICERS.............................................................................31

ITEM 9.    ADDITIONAL INFORMATION............................................................................... 33

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ITEM 2.  CORPORATE STRUCTURE

2.1      NAME AND INCORPORATION

         AEterna Laboratories Inc. ("AEterna" or the "Company") was incorporated on September 12, 1990, pursuant to the CANADA BUSINESS CORPORATIONS ACT under the corporate name of 171162 Canada Inc., which name was changed under Articles of Amendment dated September 26, 1991 to "Les Laboratoires AEterna inc." On December 4, 1995, the capital stock was changed to become what it is today, namely an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. By virtue of a Certificate of Amendment dated June 27, 1997, the Company adopted the English version of its name, "AEterna Laboratories Inc." The articles of AEterna have also been amended to, INTER ALIA, effect a 3-for-2 split and a 2-for-1 split of the Subordinate Voting Shares and Multiple Voting Shares of the Company on December 4, 1995 and August 8, 1996, respectively.

2.2      INTERCORPORATE RELATIONSHIPS

         Until December 31, 1999, AEterna carried on its activities under two separate divisions, the Biopharmaceutical Division and the Cosmetics and Nutrition Division and had no subsidiaries. Effective on January 1, 2000, AEterna transferred its Cosmetics and Nutrition Division, including all assets and trademarks relating thereto as well as the exclusive right to use AEterna's patents in the cosmetics and nutritional areas, to a newly created subsidiary incorporated under the CANADA BUSINESS CORPORATIONS ACT, Atrium Biotechnologies Inc. ("Atrium"), in exchange for an equity interest. SGF Soquia Inc. ("SGF Soquia"), a subsidiary of Societe generale de financement du Quebec, Fonds de solidarite des travailleurs du Quebec F.T.Q. ("Fonds FTQ") and Fonds d'investissement bioalimentaire Limited Partnership ("Fonds Bio") (collectively referred to as the "Investors") initially invested an aggregate amount of $10 million in Atrium in exchange for 16.7%, 4.4% and 1.1%, respectively, of the issued and outstanding shares of Atrium. In September 2000, the Investors invested an additional amount of $10 million, bringing their total investment in Atrium to $20 million. At the time of this second investment, the capital structure of Atrium was modified to create two new classes of shares, subordinate voting shares carrying one vote per share ("Atrium Subordinate Voting Shares"), and multiple voting shares carrying two votes per share ("Atrium Multiple Voting Shares"). AEterna is the only shareholder holding Atrium Multiple Voting Shares and they will be automatically converted into Atrium Subordinate Voting Shares if AEterna sells its shares. The common shares held by AEterna have been exchanged for Atrium Multiple Voting Shares, allowing AEterna to maintain voting control with 76.4% of the voting rights and a 61.8% equity participation in Atrium. SGF Soquia, Fonds FTQ and Fonds Bio hold Atrium Subordinate Voting Shares which confer to each of them 24.5%, 10.4%, and 1.4%, respectively, of the participation rights in Atrium.

         Pursuant to an agreement among the shareholders of Atrium dated as of January 21, 2000 as amended on September 19, 2000, May 17, 2001 and May 22, 2001 (the "Atrium Shareholders' Agreement"), each party has the right to proportional representation on Atrium's board of directors, with AEterna being entitled to designate at least four board members, and SGF Soquia, on the one hand, and Fonds FTQ and Fonds Bio, on the other hand, each being entitled to designate at least one board member, respectively. The board of directors of Atrium is comprised of seven members, four of whom are designated by AEterna, two by SGF Soquia and one jointly by Fonds FTQ and Fonds Bio. A mechanism for determining the representative character of each of the shareholders is provided to ensure that AEterna will always hold the right to designate a majority of directors for as long as it holds more than 50% of the voting rights attached to shares. The Atrium Shareholders' Agreement also requires the written consent of each of SGF Soquia, Fonds FTQ and Fonds Bio to authorize certain corporate actions by Atrium, such as the declaration of dividends by Atrium, the making of a strategic acquisition or the transfer of Atrium's head office outside the Province of Quebec. In addition, the Atrium Shareholders' Agreement provides for pre-emptive rights to each shareholder, entitling it to maintain its proportionate equity interest in Atrium. This pre-emptive right does not apply, however, with respect to an issuance of shares of Atrium to a strategic partner to which two of the following-named shareholders consent: Fonds FTQ and Fonds Bio acting jointly, SGF Soquia, and AEterna. Moreover, each shareholder has a right of first refusal allowing it to purchase from a selling shareholder a number of shares proportional to the number of shares it already holds divided by the total number of shares held by all shareholders. A piggy-back right is also provided, allowing each shareholder, in the event another shareholder is allowed to transfer its shares to a third party, to transfer its shares to that third party in

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totality, if the selling shareholder controls Atrium, or in the same proportion if the selling shareholder does not control Atrium. If AEterna, who must at that moment hold a controlling interest in Atrium, accepts an offer concerning the purchase of at least 90% of Atrium shares issued and outstanding, each of the other shareholders might be obligated to sell its shares to this purchasing third party. However, AEterna shall pay SGF Soquia, Fonds FTQ and Fonds Bio the difference between the acquisition price of these shares and the value thereof that would have provided a return to these Investors equal to an annual compound interest rate of 25% on their investment. Each of the minority shareholders holds the option to sell its shares to Atrium, AEterna or to the other Atrium shareholders at any time after January 21, 2005 at a predetermined price (the "Redemption Price"). Should a minority shareholder exercise its option, Atrium, AEterna and the other shareholders, successively, will have the right to purchase these shares failing which the selling minority shareholder will be entitled to require the sale of all its shares of Atrium to any third party and if such a sale occurs at a price lower than the Redemption Price, AEterna will have to pay to all the minority shareholders, through the issuance of Subordinate Voting Shares , an amount equal to the difference between the Redemption Price and the price paid by the third party plus a premium equal to 10% of the Redemption Price. The Atrium Shareholders' Agreement will become null and void if Atrium proceeds with an initial public offering or its stock becomes publicly traded on any stock exchange.

         AEterna and Atrium are bound by management, lease, production and supply agreements pursuant to which, among other things, AEterna is committed to provide management services, supply shark cartilage to Atrium and produce the active ingredients for the production of Atrium's retail goods.

         The head office and principal administrative offices of AEterna and Atrium are located at 1405 boulevard du Parc-Technologique, Quebec City, Quebec, Canada G1P 4P5.

ITEM 3.  GENERAL DEVELOPMENT OF THE BUSINESS

3.1      HISTORY

         AEterna was founded in 1991 by Dr. Eric Dupont. While completing his PhD in physiology-endocrinology, Dr. Dupont designed and commercialized products to be marketed by the Company in the field of cosmetics and nutritional supplements. While continuing to develop lines of products, the Company extended its research activities to antiangiogenic agents and, for this purpose, created the biotech division.

         AEterna began its research activities in the biotech sector in 1992 with AE-941 (Neovastat(R)), an angiogenesis inhibitor. Clinical trials followed in oncology, dermatology and ophthalmology before the Company decided, in 2000, to focus AE-941 (Neovastat(R))'s clinical development strictly in oncology.

         Administered to more than eight hundred patients, for over five years in some cases, AE-941 (Neovastat(R)) has shown an excellent safety profile. Phase I/II clinical trial results demonstrated a significant increase in survival time of patients with a metastatic cancer of the kidney and for others suffering from non-small cell lung cancer. These results lead the Company to pursue the clinical development of AE-941 (Neovastat(R)) which is currently being investigated in Phase III trials in the same two indications. Results of the Phase III trial in renal cell carcinoma are expected by the end of 2003 while those of the Phase III trial in non-small cell lung cancer are expected in late 2006.

         On December 30, 2002, AEterna acquired Zentaris AG, a German biopharmaceutical company based in Frankfurt, Germany, and specialized in the development of drugs in oncology and endocrinology. This acquisition has bolstered AEterna's portfolio to 12 drugs at different preclinical and clinical development stages. One is also currently being marketed for IN VITRO fertilization. Zentaris AG has ten agreements with pharmaceutical companies which assume development costs of its drugs and ensure their marketing. Furthermore, Zentaris AG has a discovery platform of more than 100,000 compounds.

         In March 2003, AEterna's German subsidiary, AEterna GmbH, merged with Zentaris AG and the company resulting from this merger is called Zentaris GmbH ("Zentaris").

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         AEterna has now developed into a biopharmaceutical company focused in the development of innovative treatments mainly in oncology and endocrinology. Its strategic partnerships with pharmaceutical companies extend worldwide.

         AEterna owns 100% of Zentaris , and 61.8% of Atrium, which specializes in the development and marketing of active ingredients and fine chemical products for the cosmetics, nutrition, fine chemicals and pharmaceutical industries. Atrium sells more than 500 products in 20 countries through its French subsidiary Unipex acquired in July 2001 as well as its own sales network. Atrium owns 76% of Unipex.

3.2      SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

         AEterna acquired two companies during the financial year ended December 31, 2002. On May 1, 2002, its subsidiary Atrium Biotechnologies acquired ADF Chimie S.A. (ADF) (described in Section 4.2). On December 30, 2002, AEterna acquired 100% of the issued and outstanding shares of Zentaris AG for a total consideration of $85,449,771 (Euro51,832,385), of which an amount of $45,760,089 was paid cash and $39,689,682 as a balance of purchase price which was actually settled on March 26, 2003. Zentaris AG is an integrated biopharmaceutical and biotechnological company which develops and produces innovative products and technologies for patient-friendly therapies in oncology and endocrinology. The purchase price allocation is preliminary and is based on the company's estimates of fair value. The final allocation is expected to be completed within the second quarter of 2003 and may result in the purchase price being allocated from identified intangible assets, among others, to goodwill. The Company did not complete any significant disposition during the same period.

         The following chart illustrates AEterna and its subsidiaries.

                                   [GRAPHIC]

3.3      TRENDS

         For an outline of trends, commitments or uncertainties associated with the Company's operations, reference is made to Management's discussion and analysis of the financial condition and results of operations of the Company for the year ended December 31, 2002, which is incorporated herein by reference.

                                       5
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ITEM 4.  NARRATIVE DESCRIPTION OF THE BUSINESS

4.1      BIOPHARMACEUTICAL ACTIVITIES

         AEterna's research and development activities in the biopharmaceutical sector started in 1991 on an angiogenesis inhibiting compound, AE-941 (Neovastat(R)). AE-941 (Neovastat(R)) is extracted from cartilage. By 2002, the Company had focused its efforts on the development of treatments for oncology in high-incidence diseases or for which no satisfying therapies currently exist, i.e., for lung and renal cancer.

         AEterna's strategy is also based on the establishment of strategic alliances with pharmaceutical companies in order to accelerate the development of its product candidates and optimize commercial opportunities. The Company intends to commercialize AE-941 (Neovastat(R)) directly, favouring such alliances to limit financial risks and benefit from strategic partners' expertise.

         In addition, AEterna intends to continue to acquire complementary technologies or companies. The Company believes that this strategy can offer better value-creation prospects while diversifying the risk inherent to the product development process.

         In December 2002, the Company completed the acquisition of Zentaris AG from Degussa AG. Zentaris is an integrated biotech company with a strategic area of competence: development of biopharmaceuticals. The Company sees itself on its way to achieving a leading position in research, development and manufacture of innovative therapeutics, especially in the fields of oncology and endocrinology.

         These activities are supported by the in-house department of drug discovery which is mainly responsible for research and development of novel active substances. These active substances are either licensed out against a fee to third parties or they are used as reserve supply for the areas of competence of the Company. This enables the Company to present the entire value-added chain from identification and provision of development candidates via research and development of active substances to the development of marketable products, and to generate short-term, medium-term and long-term income on the basis of its own active substances.

         Being an integrated biopharmaceutical and biotechnological company, the Company combines all areas which are necessary in the long term to develop innovative forms of therapy, and thus it possesses the expert knowledge required to develop a drug to market maturity. This research competence in all clinical phases enables the Company to decide, on the basis of cost/benefit analyses, whether - possibly in co-operation with a partner - an active substance is developed to market maturity or whether it is licensed out to a third party at an early stage. Licensing of approved products to third parties in order to utilize their marketing strength represents an additional option.

         The Company has now a deeply layered portfolio of active substances and product candidates in different phases of development.

         The Company endeavors to expand and develop this portfolio still further. The Company believes that it is in a good position for this because its own drug discovery department can provide the Company with newly researched and developed active substances which are then developed further in the preclinical and clinical phases by the various areas of competence. Thus, at present the Company has several substances from drug discovery which, in the opinion of the Company, possess the potential for subsequent development into drugs. At the same time, there are product candidates in different phases of preclinical and respective clinical development. This avoids dependence on one or two projects without any foreseeable successor candidates.

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


---------------------------------------------------------------------------------------------------------------------------
PRODUCT PIPELINE
---------------------------------------------------------------------------------------------------------------------------
ONCOLOGY
---------------------------------------------------------------------------------------------------------------------------
PRODUCTS           CLASS           INDICATIONS        STATUS      PARTNERS               COVERED TERRITORY
---------------------------------------------------------------------------------------------------------------------------
AE-941             Multifunctional Renal cell        Phase III -  Grupo Ferrer           Southern Europe, France,
(NEOVASTAT(R))     angiogenesis    carcinoma         Results in   Internacional          Belgium, South and Central
                   inhibitor                         2003                                America

                                                                  Medac GmbH             Europe (North & East), U.K.

                                                                  Mayne Pharma           Australia, New Zealand, Canada
                                                                                         and Mexico

                                                                  LG Life Sciences Ltd.  Korea
---------------------------------------------------------------------------------------------------------------------------
AE-941             Multifunctional Non-small cell    Phase III -  Grupo Ferrer           Southern Europe, France,
(Neovastat(R))     angiogenesis    lung cancer       Results in   Internacional          Belgium, South and Central
                   inhibitor                         2006                                America

                                                                  Medac GmbH             Europe (North & East), U.K.

                                                                  Mayne Pharma           Australia, New Zealand, Canada
                                                                                         and Mexico

                                                                  LG Life Sciences Ltd.  Korea
---------------------------------------------------------------------------------------------------------------------------
D-63153            LHRH            Prostate cancer   Phase II     Baxter Oncology        World
                   antagonist
---------------------------------------------------------------------------------------------------------------------------
Perifosine         Signal          Multiple cancers  Phase I/II   Access Oncology        USA, Canada, Mexico
                   transduction    Radiosensitizer                US NCI
                   inhibitor
---------------------------------------------------------------------------------------------------------------------------
RC-3095            Bombesin        Multiple cancers  Phase I
                   antagonist
---------------------------------------------------------------------------------------------------------------------------
Teverelix          LHRH            Prostate cancer   Phase I      Ardana Bioscience      World (excl. Japan, Taiwan,
                   antagonist                                                            Korea)
                                                                  Teikoku Hormone        Japan, Taiwan, Korea
---------------------------------------------------------------------------------------------------------------------------
Lobaplatin         Platinum        Multiple cancers  Approved in  Hainan Chang An        China
                   derivative                        China        Pharmaceutical Ltd.
---------------------------------------------------------------------------------------------------------------------------
AN-152/AN-238/     Cytotoxic-      Solid tumors      Preclinical
AN-215             conjugates
---------------------------------------------------------------------------------------------------------------------------
D-82318            Tubulin         Solid tumors      Preclinical
D-81050            inhibitors
---------------------------------------------------------------------------------------------------------------------------

ENDOCRINOLOGY

---------------------------------------------------------------------------------------------------------------------------
PRODUCTS           CLASS           INDICATIONS        STATUS            PARTNERS               COVERED TERRITORY
---------------------------------------------------------------------------------------------------------------------------
Cetrotide(R)       LHRH            IN VITRO          Marketed           Serono                 World (excl. Japan)
(Cetrorelix)       antagonist      fertilization
                                   (IVF)             Market expected    Shionogi /             Japan
                                                     in 2003            Nippon Kayaku
---------------------------------------------------------------------------------------------------------------------------
Cetrorelix         LHRH            Endometriosis     Phase II           Solvay                 World (excl. Japan)
                   antagonist      Uterine myoma
                                   Benign prostatic                     Shionogi /             Japan
                                   hyperplasia (BPH)                    Nippon Kayaku
---------------------------------------------------------------------------------------------------------------------------
EP-1572            Growth hormone  TBD               Preclinical        Ardana                 World
                   secretagogue                                         Bioscience
                   (GHS)
---------------------------------------------------------------------------------------------------------------------------
LHRH               LHRH            TBD               Preclinical
peptidomimetic     antagonist
                   (oral)
---------------------------------------------------------------------------------------------------------------------------



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---------------------------------------------------------------------------------------------------------------------------
ANTI-INFECTIVES
---------------------------------------------------------------------------------------------------------------------------
                                   Visceral          Market expected    Cooperation with   India
Impavido(R)        Alkylphospho-   leishmaniasis     in 2003 in India   the WHO and
(Miltefosine)      lipid           (black fever)                        Indian Government

                                                                        German Remedies    India, Bangladesh
---------------------------------------------------------------------------------------------------------------------------
                                   Cutaneous         Phase III
                                   leishmaniasis
                                   (parasitic skin
                                   disease)
---------------------------------------------------------------------------------------------------------------------------


DRUG DISCOVERY COMPOUND LIBRARY (MORE THAN 100,000 COMPOUNDS)

4.1.1    ONCOLOGY PIPELINE

         AE-941 (NEOVASTAT(R))

         Angiogenesis, or the formation of new blood vessels from pre-existing vessels, is a normal biological phenomenon. Almost all tissues have a network of blood vessels which provides the cells with nutrients and oxygen and at the same time facilitates the elimination of metabolic wastes.

         Angiogenesis, tumor growth and tumor cell metastasis are multi-step processes which involve a wide variety of molecules, such as growth factors, adhesion molecules and matrix metalloproteinases (MMPs). Studies have presented evidence supporting the antiangiogenic activity of AE-941 (Neovastat(R)) that it affects multiple levels of the angiogenic cascade.

         AE-941 (NEOVASTAT(R)): A UNIQUE PRODUCT WITH MULTIPLE MECHANISMS OF ACTION

         AE-941 (Neovastat(R)) is an orally bioavailable anti-angiogenic product with multiple mechanisms of action. The multiple biological activities of AE-941 (Neovastat(R)) distinguish AE-941 (Neovastat(R)) from other angiogenesis inhibitors in that it has the potential to interfere with different stages of the angiogenic process, such as selectively inhibiting matrix metalloproteinases (MMPs 2, 9 and 12), blocking the action of VEGF to its receptor, inducing apoptosis (cellular death) of the endothelial cells, and inducing the production of tissue type Plasminogen activator by endothelial cell located within the tumor area.

                                  [GRAPHIC]

         CLINICAL DEVELOPMENT OVERVIEW OF AE-941 (NEOVASTAT(R))

         Clinical investigations began in 1996 in the following therapeutic areas: oncology (refractory solid tumors),

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dermatology (plaque psoriasis) and ophthalmology (age-related macular degeneration ("AMD")). Four Phase I/II clinical trials have been conducted in Canada and the United States.

         AE-941 (NEOVASTAT(R)) IN LUNG CANCER

         RATIONALE FOR DEVELOPMENT IN LUNG CANCER

         Among the patients treated in a Phase I/II dose-tolerance trial, a survival analysis was performed retrospectively in a subgroup of 48 patients with a primary diagnosis of unresectable stage IIIA, IIIB and IV NSCLC. As survival time demonstrated a non-linear response, recursive partitioning was required to determine the most powerful cut-point of AE-941 (Neovastat(R)) dose (expressed according to body weight). The best cut-point was observed at a dose of 2.6 mL/kg/day (corresponding to approximately 180 mL/day in a 70-kg patient). Thus, survival between the group receiving less than 2.6 mL/kg/day (21 patients) was compared to that of the group receiving more than 2.6 mL/kg/day (27 patients) using the Cox survival model, stratified by disease stage, and adjusted for exposure to disease. Median survival time was significantly longer in the high dose group compared to the low dose (6.1 vs.
4.6 months; p=0.026). Additionally, patients receiving more than 2.6 mL/kg/day of AE-941 (Neovastat(R)) had approximately 50% decrease in the relative risk of death as compared to those receiving less than 2.6 mL/kg/day.

         PIVOTAL PHASE III CLINICAL TRIAL IN LUNG CANCER SPONSORED BY THE NCI

         The excellent safety profile of AE-941 (Neovastat(R)) shown in the Phase I/II clinical trials as well as in efficacy data allowed the Company to proceed with a Phase III trial of its angiogenesis inhibitor.

         In September 1998, AE-941 (Neovastat(R)) was selected by a peer-review committee appointed by the NCI. The agreement with the NCI includes the realization of a double-blind, randomized, placebo controlled Phase III trial in which AE-941 (Neovastat(R)) will be administered in combination to chemotherapy and radiotherapy for the treatment of non-small cell lung cancer. This study will be partially financed by the National Institutes of Health of the United States. According to the terms of this agreement, AEterna's responsibility consists in supplying AE-941 (Neovastat(R)) for the entire duration of the study, while the data will be provided by the NCI to AEterna for a registration dossier.

         This Phase III trial is being conducted in up to 70 hospitals and research centers of the United States and Canada, under the supervision of the MD Anderson Collaborative Community Oncology Program.

         760 patients with newly diagnosed non-small cell lung cancer will be enrolled in this trial. They will be randomly assigned to one of the two arms and they will all receive chemotherapy and radiotherapy treatments. Patients of the first group will also be treated orally with AE-941 (Neovastat(R)), while patients in the second group will receive a placebo. The primary endpoint will be median survival time and the other endpoints will measure, among other things, tumor progression and response rates. In January 2000, the NCI and AEterna obtained approval to begin this Phase III study from the HPB and the FDA. Patient recruitment started during the month of May 2000.

         In May 2002, the planned safety analysis from The Data Safety Monitoring Board (DSMB) was positively completed and the clinical trials may continue without adjustment since the safety profile of the study drug is acceptable and no safety concerns have been reported. In October 2002, the Radiation Therapy Oncology Group (RTOG) has joined the Community Clinical Oncology Program (CCOP) in patient enrollment and conduct of AE-941 (Neovastat(R)) Phase III clinical trial in non-small cell lung cancer.

         AE-941 (NEOVASTAT(R)) IN RENAL CANCER

         RATIONALE FOR DEVELOPMENT IN RENAL CANCER

         Among the patients included in a Phase II open-label trial, a prospective survival analysis was performed in 22 patients with metastatic RCC refractory to standard therapies or for whom no treatment was available. Patients were treated with 60 mL/day (8 patients) or 240 mL/day (14 patients). Median survival time in patients receiving 240 mL/day has been found significantly longer as compared to the median survival time in patients receiving 60 mL/day (16.3 vs. 7.1 months; p=0.01). Survival rate at 2 years was 0% in the 60 mL/day group and 36% in the 240 mL/day group.

         PIVOTAL PHASE III CLINICAL TRIAL IN PROGRESSIVE KIDNEY CANCER

         Authorization has also been received from the HPB and the FDA to conduct a Phase III clinical trial on the effects of AE-941 (Neovastat(R)) in patients with progressive kidney cancer that are refractory to immunotherapy. The trial is currently conducted in 50 investigative centers in North America and Europe. As planned, patient recruitment has been completed by December 2001, and 302 patients have been enrolled. The lead investigators are Dr. Ron Bukowski of the Cleveland Cancer Center, Ohio, Dr. Peter Venner of the Cross Cancer Institute in Edmonton, Dr. Gerald Batist of McGill University / Jewish General Hospital of Montreal, and Dr. Bernard Escudier of the Institut Gustave Roussy in Villejuif, France. Patients have been randomly assigned to one of two arms, with patients in the first group receiving AE-941 (Neovastat(R)) orally and patients in the second group receiving a placebo. The results of this Phase III trial are expected by the end of 2003.

         In May 2002, the planned safety analysis from The Data Safety Monitoring Board (DSMB) have been positively completed and the clinical trials can continue without adjustment since the safety profile of the study drug is acceptable and no safety concerns have been reported. In October 2002, the US Food and Drug Administration (FDA) granted the orphan drug status. This status is a recognition of the potential therapeutic benefits for the renal cancer and grants a commercial exclusivity for seven years. Following discussions with the FDA (USA), Health Products and Food Branch (Canada) and Medicines Control Agency (UK), analysis of the trial's database will start when the number of deceased patients has reached 230. Furthermore, it has been agreed with these health authorities that should that number not be reached by September 30, 2003, analysis of the trial's database would begin at that time and all patients still taking part in the trial would receive AE-941 (Neovastat(R)). Trial results will be available during the current year.

         AE-941 (NEOVASTAT(R)): SUSPENDED PROGRAMS

         PSORIASIS

         In cooperation with Dr. Daniel N. Sauder, AEterna initiated a Phase I/II clinical study in patients with moderate to severe psoriasis in 1997, in Canada. Dr. Sauder was at the Sunnybrook Health Science Centre of Toronto at the time the study was initiated and is now at Johns Hopkins Outpatient Centre in Baltimore. This study assessed the toxicity of the orally-administered product and identified the best dosage for performing Phase III trials. Results showed that AE-941 (Neovastat(R)), administered alone, is a safe and well-tolerated treatment at all dosage levels. This study also revealed that patients exposed to the highest dose of AE-941 (Neovastat(R)) had a statistically significant improvement in the PASI (the Psoriasis Area and Severity Index) score compared to patients who had received lower doses.

         AGE-RELATED MACULAR DEGENERATION

         In 1997, AEterna conducted a Phase I study in Canada on AE-941 (Neovastat(R)) in order to develop a medication for AMD. The purpose of the study was to determine patient tolerance to AE-941 (Neovastat(R)) and the most effective dosage in view of the performance of clinical studies. The effectiveness has been assessed by observing vascularization of the ocular fundus and its impact on visual acuity. The results of this study demonstrated, in addition to an excellent level of innocuousness and tolerance, an improvement or stabilization in most of the patients who participated.

         AE-941 (NEOVASTAT(R)): TERMINATED PROGRAMS

         MULTIPLE MYELOMA

         The rationale for conducting AE-941 (Neovastat(R)) development in multiple myeloma indication had been very well accepted within the scientific and medical community, following a proposal from Dr. Sundar Jagannath three years ago. At that time, few drugs were under development in this indication, classified as an unmet medical need. The unique context for starting such a development has significantly changed within the last two years, while two major competitors have been found very potent in this indication. One of them, Velcade developed by Millennium, has been presented as a future registered treatment. Therefore, other drug candidates will have to compete to the standard of efficacy which has been recently reported for Velcade. The drug received Orphan Product Designation from the FDA for multiple myeloma. Also, on January 22, 2003, Millennium announced that a New Drug Application has been submitted to the FDA for approval to market Velcade as a treatment for relapsed and refractory multiple myeloma. This was due to the excellent results generated so far with Velcade, i.e. that final data indicated that the majority of patients experienced a response or achieved stable disease when treated with Velcade; and the declared intention from Millennium to file a registration dossier in the MM indication in the near future, which demonstrates the difficulty for AE-941 (Neovastat(R)) to be first to market in this indication. Consequently, the Company has decided to interrupt the development of AE-941 (Neovastat(R)) in multiple myeloma in January 2003. However, patients presently enrolled in this trial will continue to receive AE-941 (Neovastat(R)) for as long as deemed necessary by the investigators.

         Additionally, there is the competitive environment regarding patient recruitment and the need for AEterna to conduct a Phase III trial for a full registration with a major budget incidence within the context of additional drug development.

         AE-941 (NEOVASTAT(R)) CHARACTERIZATION PROGRAM

         In order to reinforce the Company's proprietary rights in AE-941 (Neovastat(R)) and identify new drug candidates derived from AE-941 (Neovastat(R)), AEterna is concentrating its efforts to identify the active molecules that are responsible for the different biological activities of AE-941 (Neovastat(R)). The identification of these new molecules may allow the Company to extend its own pipeline and eventually, develop these molecules as "new entities", to improve its intellectual property.

         As of now, several entities have been discovered in AE-941 (Neovastat(R)) which are directly related to several mechanisms of action responsible for antiangiogenic activities. Molecular entities have been found to be responsible for a) blocking VEGF signalling, b) inhibiting MMP activities, c) inhibiting the proliferation of endothelial cells, and d) inducing the production of molecules with antiangiogenic properties (tPA). New patents have been filed to reflect such discoveries and additional patents are also expected to be filed.

         COMPETITION FOR AE-941 (NEOVASTAT(R))

         To date, more than 300 compounds are being developed as angiogenesis inhibitors. However only a small number of them are currently in Phase III clinical trials and few have the generally accepted ideal properties of an angiogenesis inhibitor, which is oral bioavailability and very low toxicity level. Furthermore, to the best of our knowledge, AE-941 (Neovastat(R)) is the only compound which acts on several important pathways involved in angiogenesis. It is estimated that approximately 60 products identified as potential angiogenesis inhibitors have reached early clinical development (Phase I/II).

         D-63153

         D-63153 is a Luteinizing Hormone Releasing Hormone (LHRH) antagonist which is the result of ongoing research activities for the identification and characterization of additional compounds within Cetrorelix's class. The aim of this development was to identify an active substance with physico-chemical properties that are better suited for development as a longer-acting formulation in tumor therapy.

         Two Phase I trials have been completed; a single dose escalation with an immediate release formulation; and a single dose escalation using 10, 30 and 60 mg with a long-acting formulation. It was found that a single intra-muscular injection of 60 mg of the long-acting formulation induced castration for 1 month in healthy male volunteers.

         Two Phase II clinical trials in prostate cancer are scheduled for 2003. This drug candidate has been licensed for all oncology indications to Baxter Oncology and the clinical development is mainly conducted by Baxter. In December 2002, Baxter exercised its option to obtain rights in all indications.

         PERIFOSINE

         Perifosine, an oral chemotherapeutic agent, is a phospholipid-like active substance demonstrating antitumoral activity and that was developed as a successor to Miltefosine. Perifosine was better-tolerated in preclinical and in clinical Phase I studies as compared with Miltefosine. Perifosine belongs to a novel class of compounds for cancer therapy and acts as a signal transduction inhibitor that induces apoptosis in cancerous cells.

         Based on findings in various tumor models, the U.S. National Cancer Institute (NCI) is presently investigating additional dosage regimens of Perifosine in oncology patients. A number of Phase II studies in patients for the following tumor types are currently ongoing, i.e. prostate, breast, pancreatic, ovarian, head and neck, lung and colon.

         A proof-of-concept study of Perifosine in combination with radiotherapy is currently being conducted by the NCI of the Netherlands. Perifosine as an oral anticancer drug has demonstrated responses in Phase I clinical trials for prostate cancer, sarcoma and chondrosarcoma.

         The product has been licensed to Access Oncology for North America.

         RC-3095 - BOMBESIN ANTAGONIST

         Bombesin is a hormone-like peptide for which there are detectable binding sites (receptors) on the surface of different cells. Bombesin-like peptides are growth factors for various tumors, namely in small cell lung cancer, pancreatic carcinoma, breast cancer and tumors of the gastrointestinal tract. Conversely, synthetic peptides were found whose structure is related to Bombesin but whose binding inhibits growth of tumor cells. In corresponding cell and in vivo model systems, this Bombesin antagonist, developed in cooperation with Nobel laureate Professor Andrew Schally, Tulane University, New Orleans, leads to tumor regression and to increased survival. A Bombesin antagonist could prove useful in combination because the mechanism of action differs greatly from that of known antitumoral active substances.

         A Phase I clinical trial in highly pre-treated cancer patients showed excellent tolerability with signs of anti-tumor activity at low doses. At present, the drug product is ready to begin Phase II trials and is available for partnerships. RC-3095 will be the first Bombesin antagonist to enter Phase II with anti-tumoral activity.

         TEVERELIX

         Teverelix is a polypeptide LHRH antagonist drug candidate for the treatment of prostate cancer, a testosterone-dependent tumor. In contrast to benign prostate hypertrophy (BPH), carcinoma of the prostate is a malignant disorder. Thus, prostatic cancer cells can escape to surrounding tissues and eventually metastasize to distant organs via the lymph channels. In Western industrialized countries, cancer of the prostate is the most common type of cancer and the second most common cause of death after lung cancer in men.

         In prostate cancer, treatment with an LHRH antagonist has several advantages; i.e. a rapid hormone withdrawal without flare-up effect, avoidance of paralytic symptoms due to a flare-up effect, a rapid decrease in Prostate-Specific Antigen (PSA), a rapid reduction in the size of the prostate, a continuous reduction of Follicle-Stimulating Hormone (FSH) levels and no co-medication for suppression of the flare-up effect.

         Teverelix has been developed as a short-acting lyophilisate and a long-acting depot formulation. The product is currently in Phase I clinical trials as a sustained-release form and the development costs are assumed by partners i.e. Ardana Biosciences (worldwide rights ex. Japan) and Teikoku Hormone Manufacturing Co. in Japan.

         LOBAPLATIN

         Lobaplatin is a cisplatin-analogue that has proven highly effective in the treatment of many cancers. Lobaplatin differs predominantly from Cisplatin by having a more favorable safety profile, i.e. less severe vomiting, nephrotoxicity, ototoxicity and neurotoxicity allowing for potentially broader therapeutic uses in cancer treatment.

         In China, Lobaplatin was approved by Health Authorities for the treatment of inoperable, advanced breast cancer, small cell lung carcinoma, and chronic myeloid leukemia (a cancer of the hematopoietic system). Zentaris signed a contract with Hainan Chang An Pharmaceuticals Ltd. in China for the marketing and manufacturing rights for Lobaplatin. The technology transfer agreement provides a one-time payment to Zentaris. In addition, the contract specifies that Hainan Chang An Pharmaceuticals Ltd. will manufacture and deliver Lobaplatin to Zentaris or its partners for possible marketing in all other countries worldwide.

4.1.2    ENDOCRINOLOGY PIPELINE

         CETRORELIX

         Cetrorelix is a peptide-based active substance which was developed by Zentaris in cooperation with Nobel Laureate Professor Andrew Schally, Tulane University, New Orleans. The drug product is an LHRH antagonist that blocks the LHRH receptors on the pituitary and rapidly decreases sex hormone levels, (i.e. without a preceding flare-up effect). Moreover, Cetrorelix allows the LHRH receptors on the pituitary gland to be blocked gradually. Conversely, the side effects associated with using agonists and thus, total hormone withdrawal can be avoided. In contrast to treatment with other agonists, LHRH antagonists permit dose-dependent hormone suppression which is of critical importance for the tolerability of hormonal therapy.

         THE PRINCIPLE OF ACTION OF CETRORELIX AND DISTINGUISHING BETWEEN LHRH AGONISTS/ANTAGONISTS

         LHRH is released by the hypothalamus in the brain and controls the production of sex hormones, (i.e. testosterone in the testes and estrogen and progesterone in ovaries) via the LHRH receptors in the pituitary gland (hypophysis).

         The LHRH receptors on the pituitary are stimulated by LHRH agonists and thus initially lead to increased excretion of the hormones LH and FSH which in turn regulate formation of testosterone and estrogens. The "flare-up" effect can last up to three weeks until the pituitary markedly decreases the release of LH and FSH by desensitization and depletion of LHRH receptors (i.e. down-regulation) resulting in a considerable drop in testosterone and estrogen levels. Though the initial flare-up effect is limited in time it can sometimes cause, depending on the nature and stage of the particular disorder, considerable additional symptoms or even life-threatening complications which in turn require additional therapeutic intervention. By simultaneous administration of further drugs, the flare-up effect can be attenuated. However, this treatment also bears a risk of side effects, e.g. disturbances of the function of the stomach, intestines and liver.

         During full hormone suppression, LHRH agonists reduce the male sex hormones to values below castration. In women, the hormone levels are far below the values observed after the end of the climacteric. Treatment with an LHRH agonist, therefore, is regularly associated with side effects such as hot flashes, depression, muscle weakness, loss of libido and, especially in women, osteoporosis and ovarian cysts. At the end of treatment, it takes several weeks for the hormone function to return to normal ranges. At the same time, an excessive rebound effect can lead to renewed deterioration of the symptoms.

         Because of its different mode of action, Cetrorelix avoids the side effects associated with administration of agonists. Since the effect has a rapid onset, the treatment time with Cetrorelix can be much shorter than with agonists. Moreover, in various clinical studies, the effect of Cetrorelix therapy lasted much longer than the hormone suppression, and consequently confirms the new therapeutic principle of intermittent treatment. Periods with moderate and well-tolerated hormonal suppression can be followed by intervals without treatment during which side effects are completely avoided. Since there is no necessity for long-term therapy and the overall treatment time is much shorter, the side effects are also reduced. In particular, the risk of osteoporosis in women taking the Cetrorelix therapy regimen is considerably diminished.

         Cetrorelix may therefore be useful in a variety of malignant and non-malignant indications in which a suppression of the pituitary-gonadal axis is desired. The degree of suppression of gonadotrophins and sex steroids required is dependent on the clinical circumstances and disease treated. For example, in patients undergoing controlled ovarian stimulation (COS) for assisted reproductive techniques (ART), endogenous gonadotrophin secretion has to be controlled whereas, development of the follicle must not be adversely affected.

         CETRORELIX IN VITRO FERTILIZATION (COS/ART)

         Cetrorelix is the first LHRH antagonist which was approved for therapeutic use as part of in vitro fertilization programs in Europe and USA and was launched on the market under the name Cetrotide(R) (Cetrorelix acetate). In women who undergo controlled ovarian stimulation (COS) for recovery of ovocytes for subsequent fertilization Cetrotide(R) prevents premature ovulation. In comparison with LHRH agonists, which require a much longer pre-treatment, the use of the LHRH antagonist Cetrotide(R) permits the physician to interfere in the hormone regulation of the treated women much more selectively and within a shorter time.

         The effectiveness of Cetrotide(R) has been examined in five clinical trials (two Phase II and three Phase III trials). Two dose regimens were investigated in these trials: either a single dose per treatment cycle or multiple dosing. In the Phase II studies, a single dose of 3 mg was established as the minimal effective dose for the inhibition of premature LH surges with a protection period of at least four days. When Cetrotide(R) is administered in a multi-dose regimen, 0.25 mg was established as the minimal effective dose. The extent and duration of LH suppression was found to be dose dependent. In the Phase III program, efficacy of the single 3 mg dose regimen and the multiple 0.25 mg dose regimen was established separately in two controlled studies utilizing active comparators. A third non-comparative study evaluated only the multiple 0.25 mg dose regimen of Cetrotide(R). In the five Phase II and Phase III trials, 184 pregnancies were reported out of a total of 732 patients (including 21 pregnancies following the replacement of frozen-thawed embryos). No drug related allergic reactions were reported from these clinical studies.

                                   [GRAPHICS]
                              SOURCE: ZENTARIS AG.

         Cetrotide(R) is marketed in a 3 mg and a 0.25 mg subcutaneous injection as Cetrorelix acetate by Serono in the US and Europe. Cetrotide(R) is pending approval in Japan and will be marketed by Shionogi and Nippon Kayaku.

         COMPETITION FOR CETROTIDE(R)

         The market competitor is Ganirelix (Antagon/Orgalutran) from Akzo (Organon) indicated for the inhibition of premature LH surges in women undergoing controlled ovarian hyperstimulation. Additional competitors' products are under development from Abbott, SKB and Takeda.

         CLINICAL DEVELOPMENT OVERVIEW OF CETRORELIX

         Cetrorelix has been licensed exclusively to Solvay Pharmaceuticals worldwide for all the following indications listed below with the exception IVF/COS-ART and the Japanese market.

         CETRORELIX IN BENIGN PROSTATIC HYPERTROPHY (BPH)

         RATIONALE FOR DEVELOPMENT IN BPH

         BPH is a hormonal enlargement of the male prostate gland. The prostate is located directly at the vesicle outlet in the male surrounding the first part of the urethra. The enlargement puts pressure on the urethra, causing difficulty in urinating. BPH is classified into three stages according to symptoms, 1-irritant phase where the patient suffers dysuria (pain when urinating) and nocturia (the urge to urinate during the night), 2-residual urine in the bladder thus increasing problems during urinating, and 3-overflow of the bladder. These can result in formation of bladder stones, congestion of urine, and engorged kidneys which can lead to life-threatening kidney damage. Enlargement of the male prostate is controlled by testosterone. Testosterone is generally responsible for proper functioning of the prostate. With increasing age, testosterone can cause benign cell growth. The development of BPH is caused by an imbalance of testosterone and aging.

         Because LHRH agonists decrease testosterone to castration levels, treatment of BPH with agonists is not the best approach. Drug therapy with plant-based drugs, (alpha)-receptor or (alpha)-reductase blockers is possible but the plant-based and (alpha)-receptor blockers cannot delay further prostate growth. They merely improve the symptoms in 50 percent of patients. Treatment with (alpha)-reductase blockers decreases the size of the prostate; however, this form of therapy is successful only in patients with a greatly increased prostate volume and only after a treatment period of at least 6 months. In contrast, Cetrorelix improves the symptoms of BPH and reduces the size of the prostate after a short treatment period without chemical castration. The effects are independent of the prostate volume and are maintained for a long period following treatment withdrawal.

         BPH CLINICAL TRIALS

         All studies performed so far in patients with symptomatic BPH revealed that Cetrorelix is therapeutically active in this indication as demonstrated by an improvement in symptoms such as, increase in urinary peak flow rate and reduction in prostate volume. Efficacy, initially deduced from the results of uncontrolled pilot studies, was confirmed in a double-blind placebo-controlled study. The improvement in BPH-symptoms was clinically significant, generally lasting for several months, independent from prostate size at study entry and castration levels of testosterone. Cetrorelix has been shown to suppress the formation of the male sex hormone testosterone, which plays a principal role in cell growth of the prostate. Thus, since cell growth is halted, surgical removal of the prostate can be avoided.

         Cetrorelix is in Phase II trials following the proof of principle demonstrated in Phase I trials and has shown an excellent tolerability profile with minimal side effects. Cetrorelix could represent a new treatment option with the additional advantage of intermittent therapy as opposed to the current continuous therapy with agonists. Among current therapies, (alpha)-blockers cause severe side-effects and only symptomatic relief and have shown only slight reduction in prostate volume after 6 months. There is currently limited competition in clinical development.

         CETRORELIX IN ENDOMETRIOSIS

         RATIONALE FOR DEVELOPMENT IN ENDOMETRIOSIS

         Endometriosis is the displacement of endometrium-like tissue (tissue from the mucous membranes of the uterus) to other organs outside the womb. In the abdomen, the tissue can spread to fallopian tubes, ovaries, bladder, small and large intestines, stomach, lungs or legs. Estrogen-dependant diseases often regress when estrogen production is reduced. Endometriosis is an estrogen-responsive disease, and the pelvic pain associated with it improves when estrogen production is reduced with bilateral oophorectomy or chronic gonadotropin releasing hormone (GnRH) agonist treatment. Unfortunately, reduction of estrogen production is associated with adverse side effects, such as vasomotor symptoms and bone loss. In women with endometriosis and pelvic pain, the combination of bilateral oophorectomy plus postoperative low-dose ("supplemental") estrogen treatment produces sustained improvement in pain symptoms and reduces the hypo-estrogenic side effects associated with bilateral oophorectomy.

         A similar estrogen-level can be induced and was shown to be affected by chronic GnRH agonist treatment in conjunction with low-dose steroid therapy (estrogen plus progestin or progestin only). In both treatment approaches, replacement estrogen treatment is necessary to reduce the hypo-estrogenic effects (e.g. bone loss, climacteric symptoms) caused by both oophorectomy and GnRH agonist. Administration of LHRH agonists can initially lead to a deterioration of symptoms due to the flare-up effect, then, due to the complete suppression of the estrogen to below castration levels values for many months. These symptoms can further deteriorate upon withdrawal of hormonal replacement. The longer the treatment period with traditional LHRH agonists, the higher the risk of osteoporosis. Use thereof is therefore restricted to six months and can be extended only if estrogens and progesterones are administered concomitantly.

         These side effects can be avoided with Cetrorelix therapy because flare-up does not occur, and because it allows the possibility to control the estrogen levels to values seen at the start of the regular monthly cycle. Since the controlled hormone withdrawal has a rapid onset and the monthly bleeding stops quickly, the inflammatory foci of endometriosis are depleted of their basis so that the treatment time can be reduced considerably, presumably to eight weeks. Initial experiences show that the effect of therapy persists for many months, and doctors and patients can thus decide whether recurring symptoms are treated by further therapy cycles with Cetrorelix or whether any residual endometriosis tissue is removed surgically after treatment. Since the effect of Cetrorelix starts within a short period of time and the risk of osteoporosis is low this therapy can be repeated in several cycles. If appropriate, surgical intervention can be avoided.

         ENDOMETRIOSIS CLINICAL TRIALS

         Cetrorelix was given at a rate of 3 mg per week over a period of 8 weeks. All patients were free of pain during the course of treatment. A second laparoscopy was performed after 8 weeks and an improvement of the disease was shown in 60% of the cases. The efficacy was comparable to agonists but with the benefit of almost complete lack of side-effects. Currently in Phase II, Cetrorelix allows targeted control of the hormone level to give rapid effects, while avoiding the problems of menopause and risks (e.g. osteoporosis) associated with an otherwise complete and long-term withdrawal of hormones. The fast effectiveness can also be ideal for intermittent therapies.

         CETRORELIX IN UTERINE MYOMA

         RATIONALE FOR DEVELOPMENT IN UTERUS MYOMA

         Zentaris is also developing Cetrorelix for the indication of uterine myoma. A uterus myoma is a benign tumor of the uterine muscles. If the entire uterine wall is penetrated by myoma, one refers to uterus myomatosus. Depending upon the length and the direction, it is either referred to as a subserious myoma, which is located below the peritoneal covering of the uterus and grows towards the intestinal cavity, or a submucous myoma, which is located below the mucous membrane and grows into the uterine cavity. The most frequent form is, however, the intramural myoma bound in the muscular layer of the uterus. They lead to pain in the lower abdomen and in some cases to prolonged or severe monthly bleeding outside the normal cycle. This can cause severe blood loss leading to anemia. Infertility and pregnancy problems such as abortion or premature delivery are also frequent consequences. When the myoma puts pressure on the intestine or the bladder, the result can be constipation, bladder pain, or a desire to urinate. If the myoma exerts pressure on nerves leaving the spinal cord, the result can be back and neuralgic pain in the legs.

         UTERUS MYOMA CLINICAL TRIALS

         It was demonstrated that Cetrorelix reduces the myomas in the uterus as early as after two to four weeks so that the remaining myomas can be removed surgically. Side effects of the therapy can be reduced significantly because there is no flare-up effect and the treatment time is short. Thus, as far as the indication of uterine myoma is concerned, Zentaris expects Cetrorelix to offer clear advantages over the traditional therapies because the disorder can be treated within a short time and the customary side effects of the LHRH agonists used so far are avoided. Cetrorelix is the first LHRH antagonist under advanced clinical development for uterus myoma. This indication is currently in Phase II.

         COMPETITION FOR CETRORELIX

         The market leaders in the indication of BPH are Pfizer and Boehringer Ingelheim both with (alpha)-receptor blockers and Merck Inc. with an (alpha)-reductase blocker. Worldwide, there are three LHRH agonists for the treatment of endometriosis and uterine myoma, each from from Takeda-Abbott, Astra-Zeneca and Aventis.

4.1.3    ANTI-INFECTIVE

         MILTEFOSINE

         Miltefosine belongs to a class of substances called phospholipids which constitutes a significant part of cellular membranes. Miltefosine is the only oral drug for the treatment of visceral leishmaniasis.

         Leishmaniasis is a parasitic infection which is prevalent in tropical regions but which also occurs repeatedly and with an increasing tendency in industrialized countries in HIV-infected people. Depending on the strain of leishmania, which is transmitted by mosquitoes, the disorder can be present in the following form:

         Cutaneous leishmaniasis: in the cutaneous form, this disease occurs most frequently in North and Central Africa, the Middle-East and South America. The skin initially forms protuberances (e.g. skin lesions) around the sites of the mosquito bite which can open like ulcers after several weeks or months. Although this form of leishmaniasis is not life-threatening and does not necessarily require medication, drug therapy can accelerate healing and help to prevent formation of scars. However, in about 10 percent of patients, the infection takes a chronic course and requires drug therapy.

         Visceral leishmaniasis: this infection usually has a subacute or chronic course and particularly affects liver, spleen, bone marrow and lymph nodes. As a consequence, the patient has a wide variety of general symptoms, e.g. recurrent fever for many weeks, severe enlargement of spleen and liver, disturbances of the hematopoietic system and blood coagulation, as well as severe emaciation (cachexia). This is the most dangerous form of leishmaniasis which, when untreated, leads to death about six months to two years after the outbreak of the disease. Visceral leishmaniasis occurs in Asia, in particular in India, Bangladesh, Brazil, Nepal, Central Africa and the Mediterranean countries (where it usually occurs as a co-infection with HIV).

         Not every bite of a mosquito infected with leishmania will cause eruption of the disease because in most cases an intact immune system controls the transmitted leishmania. However, when the body's immune system is weakened, e.g. by an HIV infection, the leishmania can multiply so that the risk of development of visceral leishmaniasis is increased. Since leishmania and HIV pathogens target the same cells in the immune system, i.e. the monocyte-macrophage system, leishmaniasis increases the danger of an infection with the HIV virus leading to outbreak of the immune defect by a factor of 100 to 1,000.

         In developing countries with poor medical care, Miltefosine could significantly reduce hospital treatment. Because it is an oral anti-infective, secondary infections (e.g. co-infection with HIV) associated with the use and possible re-use of syringes can be eliminated.

         MILTEFOSINE IN CLINICAL TRIALS

         On the basis of a small-scale proof-of-concept study in India, a clinical development program was initiated under the supervision of Tropical Diseases Research (TDR). A dose-ranging and pharmacokinetic Phase I/II study and a large Phase III trial comparing Miltefosine with Amphotericin B were performed in adult patients. In addition, a dose-ranging and pharmacokinetic study, and a confirmatory Phase III study, were conducted in children. Miltefosine was found to be equally active in patients with newly diagnosed leishmaniasis and in patients with infections unresponsive to prior standard therapy.

         In comparison with the side effects of traditional drugs (cardiac arrhythmia, inflammation of the pancreas, fever and blood abnormalities) the side effects of Miltefosine are less severe. However, drugs which are better tolerated but have to be administered via an injection are virtually unaffordable for patients living in the affected regions. The phenomenon of resistance is increasingly observed even with administration of high doses of conventional drugs to treat infections. In the studies carried out so far with Miltefosine it was even possible to successfully treat patients in whom previous drugs were unsuccessful.

         Zentaris received approval for Miltefosine in the treatment of visceral leishmaniasis in India. The Orphan drug status was granted by the EMEA in 2002. The product will be marketed under the name Impavido(R) by German Remedies, by the World Health Organization and the Indian Government and also by the German medical aid organization action medeor e.V. in order to ensure global access of Impavido to non-governmental organizations (NGO). Impavido(R) will be the first oral formulation which can be administered once daily for 28 days. A Phase IV of over 1000 patients in currently on-going in India in order to extend the use to the entire WHO program.

         The clinical trial in cutaneous leishmaniasis will be completed during 2003. Submission to the German Health Authorities for registration as treatment of visceral leishmaniasis is planned for 2003. Partnering and registration submission in South America (Brazil) is also planned for 2003.

4.1.4    PRECLINICAL PRODUCTS

         DEVELOPMENT OF A LOW MOLECULAR WEIGHT TUBULIN INHIBITOR

         An important objective of drug discovery is finding and developing a low molecular weight compound which inhibits the tubulin system. Tubulin is a protein found in all cells and which plays an important role during cell division in that it helps to transmit genetic information to the daughter cells. Inhibition of this process leads to death of the affected cell. The anti-tumor agents Taxol and Vincristine which are widely and successfully used in therapy are based on this principle. Both compounds are expensive natural substances which cause severe side effects when used in humans. A tubulin inhibiting drug can be used, for example, for the treatment of breast cancer and ovarian carcinomas.

         Two drug candidates are being evaluated and initial preclinical data has established a dual mechanism of action for one of them. These mechanisms are the induction of apoptosis and topoisomerase II inhibition. Using an IN VITRO panel of human cell lines, a high anti-tumoral activity has been shown. In animal studies, an oral IN VIVO activity has also been observed.

         DEVELOPMENT OF A NON-PEPTIDE LHRH ANTAGONIST

         As previously outlined, the LHRH receptor plays an important role in the number of benign and malignant tumors. Cetrorelix, which was developed by Zentaris, is a peptide which blocks the receptor and can thus be used for cancer therapy. Drug discovery searches for small non-peptide molecules which cause the same effect on the receptor. Their advantage lies in the potential for oral administration and producing them in a cost-efficient manner. They represent the next generation of LHRH antagonists. A drug based on these substances would be especially useful for the treatment of BPH, breast cancer and prostate carcinoma.

         The development of new orally bioavailable LHRH antagonists for hormonal therapy has yielded several promising compounds. The project has advanced to a stage where the IN VIVO activity has been confirmed for two compounds.

         DEVELOPMENT OF A GROWTH HORMONE SECRETAGOGUE

         Growth hormone secretagogues (GHS) represent a new class of pharmacological agents which directly stimulate growth hormone (GH) secretion from pituitary without the involvement of GHRH or somatostatin. There is no GHS on the market yet. Since GH is a potent regulator of lipid, sugar and protein metabolism, the potential clinical uses of GHS are numerous. They include growth retardation in children and treatment of cachexia in AIDS patients, which are currently the only approved uses of therapy with GH. The administration of GH, which has to be injected every day, is cumbersome. Therefore there is a need for new orally active drugs like GHS. Competitors in this field are Novo-Nordisk, Wyeth-Ayerst and Pfizer with compounds in the early clinical phases.

         In the framework of university collaboration, Zentaris has access to new petidomimetic compounds with GH secretagogue properties. A development candidate underwent clinical pharmacology tests which demonstrated a potent stimulation of the GH secretion after oral administration in human volunteers. This drug product has been licensed to Ardana Biosciences.

         THE SEARCH FOR NOVEL CYTOSTATICS

         A cytostatic is a drug suited for tumor therapy which is based on the cytotoxic properties of the active substance. Many anti-tumor agents presently used in the clinical setting function according to this principle. A cytostatic influences the division of all quickly dividing cells such as cancer cells but also, e.g., cells of mucous membranes, by inhibition of the cellular metabolism. Besides the strategy of selectively eliminating a molecular target structure, e.g. the kinases, in the tumor cell, Zentaris is using suitable test systems to search specifically for these cell-toxic compounds. This broad based search offers the opportunity to find novel compounds having an unknown mechanism of action and to test their suitability as cancer agents.

4.1.5    DRUG DISCOVERY

         On the world market there is increasing demand for license projects for active substances from the area of oncology. The average value of the license projects from the area of drug discovery has increased from about US$ 35 million at the beginning of the nineties to almost US$ 60 million. The internal drug discovery department provides Zentaris with an important prerequisite for the provision of new patented active substances which can be developed further by Zentaris or licensed to third parties. Zentaris intends to generate revenue on the basis of its own new chemical active substances (New Chemical Entities, "NCEs") in order to utilize the value-added chain exhaustively over the long term.

         STRATEGY OF DRUG DISCOVERY

         Drug discovery attempts to find small, synthetically accessible molecules as active substances and to make them available for development as drugs. In some instances, these molecules are oriented towards their natural counterparts, the hormones, but these are much smaller than the peptides and proteins which occur in the cell. Small molecules as active substances are advantageous in that they can form the basis for development of drugs which, unlike

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

peptides, can be orally administered and as a rule are much cheaper to produce. When absorbed by the body and distributed to the organs, these substances are intended to attack the disease-relevant targets in the tumor cells and to eliminate them. The targets are proteins, enzymes and receptors which play an important role in the metabolism of healthy and diseased cells.

         Drug discovery concentrates on the search for active substances for innovative targets. Innovative targets are molecular target structures whose connection with the tumor disease has only been discovered and elucidated recently and which permit introduction of new therapeutic approaches. Furthermore, drug discovery searches for new active substances having improved properties for clinically validated targets for which drugs are already being used in humans and which produce inadequate effects, cause severe side effects, are not economical or are not available in a patient-friendly form.

         Zentaris utilizes the most modern methods for drug discovery, e.g. high-throughput screening (HTS) and computer-assisted data processing, thereby, markedly increasing the efficiency of finding effective new molecules. Knowledge of the intended target or the natural messenger substances involved in the disease permits computer simulation of effective molecules which can then be synthesized in the laboratory. Methods of combinatorial chemistry and use of highly-automated technology considerably increase the success rate of discovering new compounds.

         To this end, Zentaris possesses an original substance library for discovery of active compounds with a comprehensive range of promising natural substances which can serve as models for construction of synthetic molecules. The initial tests involve 100,000 samples from the internal substance library in the form of high-throughput screening. The hits, i.e. the first active compounds found, are tested further and built up specifically into potential lead structures. Based on two to three lead structures, they are then optimized in a further step to potential development candidates. Expansion of the substance base clearly enhances the chances for successful development.

         Preclinical candidates can be developed further by Zentaris or licensed at attractive terms. As in the entire business model of Zentaris, the license negotiations can start in the in-depth preclinical stage or at the end of Phase I or II.

4.2      ATRIUM BIOTECHNOLOGIES INC.

4.2.1    BACKGROUND

         From 1991 to 1999, the cosmetics and nutrition division of AEterna developed and marketed a variety of products and active ingredients on a worldwide scale. Historically, these activities financed part of the research and development expenses of AEterna's biopharmaceutical division and contributed to the Company's profitability. In January 2000, AEterna created Atrium in order to exploit the full potential of that division. In July 2001, Atrium acquired 70% of the outstanding capital shares of the French company Unipex for $21 million dollars, thereby diversifying its distribution activities of specialized raw materials in the sectors of pharmaceutics and fine chemistry. It further increased its participation to 76% through the acquisition of minority shareholders stock at the beginning of 2003. In April 2002, Atrium also acquired, through its subsidiary Unipex at a cost of $2.3 million, 100% of the privately-owned French company ADF Chimie S.A., a distributor of active and specialty ingredients for the French cosmetics industry, with some 50 clients, including L'Oreal, L.V.M.H. and Chanel.

         Today, Atrium markets a variety of products including, on the one hand, products manufactured from signalling molecules extracted from animal or marine biomass, some of which encourage homeostasis, and on the other hand, a wide variety of fine chemical products manufactured by large companies such as Ajinomoto, Amerchol (Dow Corporation), Eisai or Ueno, to name just a few. Up until 1998, the nutritional supplements and cosmetic ingredients produced by AEterna were sold on specialized markets via independent distributors on three continents reaching health and skin-care professionals on one hand and retail markets on the other hand. In 1998, AEterna reoriented the activities of its cosmetics division towards the development of active ingredients to be incorporated in cosmetics products marketed in specialized markets through its network of multinational partners. In the cosmetics division, production of finished products requiring packaging, labelling and other low value-added activities was discontinued in favor of the sale of active ingredients. Agreements will be signed, as required, with manufacturers of cosmetic products to satisfy customer demands and above all to ensure marketing of these products. The activities of Unipex are oriented towards technical support and the sale of superior quality raw materials to multinational companies operating in the fields of cosmetics, human and animal nutrition, pharmaceutics, and fine chemicals. As of today, the food supplements and cosmetics ingredients manufactured for Atrium are marketed largely in North America, Europe and Asia, and the Unipex sales are concentrated in Europe, especially in France. Unipex also distributes the Atrium cosmetics ingredients in Europe.

         To rapidly fill its product portfolio, Atrium hired qualified professionals responsible for in-licensing and acquisition of innovative technologies to be commercialized in its international networks.

4.2.2    NUTRITIONAL SUPPLEMENTS

         ACTIVITIES

         Atrium's expertise consists in developing innovative nutritional ingredients and finished products. In 1998, AEterna transferred part of the responsibility of producing and marketing finished products to its commercial partners. Consequently, Atrium focuses on entering into strategic alliances with partners with a solid distribution network as well as proven training and marketing programs. Partnership with such companies allows Atrium to enter into different market segments, not only in North America but also in Europe and Asia. Atrium intends to focus on its own ability to develop innovative active ingredients and high-end products internally, especially through the in-licensing and acquisition of promising new technologies, to carve out a niche in the area of nutritional supplements with scientifically proven interest.

         In October 2000, Atrium acquired a product line in the field of nutritional supplements. This acquisition allowed Atrium to improve its position in different market segments in the United States and elsewhere in the world. In April 2002, Atrium acquired another product line, with half a dozen products, to complete its portfolio.

         Some nutritional supplements are produced and marketed by Atrium. These products are CarTCell, a shark cartilage extract, and the NatCell line made from glandular extracts. These products are manufactured by AEterna using an extraction process developed by AEterna's scientists. Atrium sells other finished products that incorporate its principal active ingredients and are manufactured by subcontractors. It also subcontracts for certain products under very strict quality control criteria.

         COMPETITION

         The nutritional supplement market is in a consolidation phase characterized by the marked presence of large multinational pharmaceutical companies that acquire smaller players who sell their products through retail networks. This trend, coupled with an increasingly rigid regulation applicable to the nutritional supplement industry, creates a demand for products with scientific data to support commercial claims. This has also led to the establishment of stricter quality controls for the development of active ingredients and finished products. Under Atrium's strategy of production and marketing with partners, which focuses on the specialized market of health and nutrition professionals, it will avoid competing directly with these large multinational pharmaceutical companies and will focus instead on becoming a selected supplier of innovative active ingredients for these major corporations.

4.2.3    COSMETICS

         ACTIVITIES

         Atrium develops, manufactures and markets natural, biologically active ingredients that help re-establish the skin's natural functions in order to attenuate the signs of aging. AEterna marketed its own finished products through its network of specialized distributors up to 1997. However, following the shift in its strategy in 1998, AEterna began, and since January 1, 2000 Atrium continues, to market the active ingredients it develops, or which are manufactured for it under strict quality control standards by establishing strategic alliances such as the license agreement signed with Estee Lauder Inc., which has assumed most of the development costs of a new active ingredient in exchange for certain marketing rights (see "4.4 -Strategic Alliances").

         The products marketed by Atrium consist of the PRE Complex, an active cosmetic ingredient that increases the natural renewal of the epidermis and helps reduce the appearance of the signs of aging, the MDI Complex, a collagenase inhibitor, and BioSerum, a tensing product, and a marine biopolymer with antimicrobial properties and which improve the luminosity of the skin. Atrium markets its products individually but promotes their combined use. A majority of the cosmetics ingredients are currently manufactured in AEterna's laboratories. Unipex distributes its active ingredients in Europe. At the end of 2002, Atrium was granted the exclusive rights to commercialize the active ingredients of Fytokem Products Inc. and concluded a license agreement with respect to the molecule EUK-134 developed by Eukarion Inc., a biotech company located in the United States. Fytokem products include the Canadian WillowherbTM and the TyrostatTM lines of products. The EUK-134 is a synthetic free radical scavenger used as an antioxidant.

         COMPETITION

         The cosmetics industry is characterized by a very high level of competition. Large multinationals in the industry have far greater resources than those of Atrium to develop and market products aimed at various markets. In addition, a large number of small- and medium-sized businesses are attempting to control certain niche markets. Even though they may have more limited resources, they are strong competitors because they target the same markets targeted by Atrium. Atrium intends to maintain its competitive position by continuing to invest in the research and development of innovative products originating from the most recent discoveries applied to skin aging.

         Atrium's strategy in the cosmetics area is centered on entering into commercial agreements with leaders in the cosmetics industry which will allow for the co-development of innovative active ingredients characterized by their biological properties and safety profile. Atrium expects that its growth in this area will be driven by the development of new products. The emphasis will be on the in-licensing and acquisition of new technologies.

         4.2.4    UNIPEX

         ACTIVITIES

         Unipex offers its clients a technical support that enables them to successfully incorporate the specialized raw materials in their formulations and processes. These raw materials can be used in the fields of cosmetics, pharmaceutics, fine chemistry, and human and animal food products. These raw materials are supplied by approximately 80 manufacturers selected by Unipex for the quality and innovative characteristics of their products. The Unipex client list contains mostly large French companies such as L'Oreal, Pierre Fabre, Aventis and Sanofi-Synthelabo, to name only a few of its 1000 clients.

         The products marketed by Unipex cover a very wide range from excipients to generic pharmaceutical molecules. In cosmetics, Unipex distributes mostly fine chemical products that improve the texture and efficacy of end products, as well as several active ingredients that add specific desired cosmetic benefits. In pharmaceutics, Unipex offers excipients, aromatics, preservatives, sweeteners, and active molecules, both natural and synthetic, for use in the industry of generics. In chemistry, the Unipex development and marketing teams are deeply involved in questions of intermediate organic synthesis. In human and animal nutrition, Unipex offers raw materials that improve the texture, taste, and nutritional qualities of final products.

         COMPETITION

         Unipex operates in a consolidation environment. In fact, over the past few years, many of its customer enterprises have made several acquisitions and are now seeking ways to simplify their purchasing structures. In this way, distributors have rapidly become segmented between those who offer commodities in very large volumes, and those who like Unipex concentrate on speciality products with a strong added value. Some commodity distributors have tried to penetrate the speciality products market, but with a low success rate, because this market requires a very high level of technical expertise and a completely different logistics organization. Unipex stands out from its competition by the level of competence of its personnel and by over 30 years of experience in the imports and distribution of fine chemical products. Unipex strengthened its cosmetic portfolio when it acquired ADF Chimie in 2002.

         Atrium intends to maintain, and even increase, the market share held by Unipex by making additional acquisitions in Europe and in North America. This will give the multinational corporations a single wicket where they will be able to find most of the specialty products they seek without creating a strategic dependence on any particular supplier.

4.2.5    STOCK OPTION PLAN

         In February 2001, Atrium instituted a stock option plan (the "Plan") for its directors, collaborators and employees, effective November 1, 2000. The shares subject to the Plan are the Subordinate Voting Shares of Atrium. The number of shares to be issued under the provisions of the Plan shall not exceed 650,000 shares of the capital stock of Atrium. The subscription price for each share covered by an option shall not be lower than the fair market value of such share at the time of the granting of the option.

4.3      MANUFACTURING AND QUALITY CONTROL

         AEterna develops and manufactures pharmaceutical and, through its subsidiary Atrium, nutritional and cosmetic products. All of the extraction products developed by Atrium are manufactured in AEterna's production premises whereas the products obtained under licence or by acquisition are generally manufactured by subcontractors who must meet stringent quality control standards. These subcontractors are regularly audited by representatives of the Company's quality assurance group. As for the extracts that it manufactures, the Company has the equipment required to isolate, purify and concentrate the substances of various molecular weights contained in extracts. These extracts are aqueous and composed of molecules selected in accordance with their molecular weight. In the majority of cases, the production of these extracts involves freezing to ensure that the active ingredients contained therein are preserved.

         The raw material used by the Company to produce the extracts is quarantined, inspected and released in accordance with specifications established by AEterna's quality control unit. The quality control unit also ensures, on the same basis, rigorous quality control during production as well as on finished products.

         With regards to Good Manufacturing Practices ("GMP"), to the best of its knowledge, AEterna complies with all applicable regulatory requirements required to carry on its activities. Moreover, the Company complies, in all material respects, with the provisions of applicable environmental laws and regulations.

         In September 1999, the Company completed construction of a new head office, industrial production center and laboratories that permits wide-scale production of finished products developed by its research activities. With this fully industrial production laboratory, AEterna has better control over all manufacturing activities. These facilities contain areas that comply with GMP, and with regulatory requirements for the production of drugs.

4.4      STRATEGIC ALLIANCES

         AEterna concluded strategic alliances in February 2001 in view of the commercialization of AE-941 (Neovastat(R)) for the European market with GRUPO FERRER INTERNACIONAL, S.A. ("GRUPO FERRER"), one of the largest Spanish pharmaceutical companies based in Barcelona and with MEDAC GMBH ("MEDAC") from Hamburg, the German oncology business unit of the multinational Schering AG. In October 2002, AEterna concluded another strategic alliance with MAYNE PHARMA ("MAYNE") which acquired Faulding Laboratories in 2001 and has global businesses in pharmaceuticals, health-related consumer products, hospitals, health services, and logistics. In March 2003, AEterna concluded a further strategic alliance with Korea-based LG LIFE SCIENCES LTD. ("LG"), an affiliate of the LG Group.

         The exclusive rights for the commercialization and distribution of AE-941 (Neovastat(R)) in oncology have been granted to GRUPO FERRER for certain parts of southern Europe, France, Belgium, Central America and South America

         The exclusive rights for the commercialization and distribution of AE-941 (Neovastat(R)) in oncology have been granted to MEDAC for Germany, the United Kingdom, Northern Europe, Russia and the former soviet republics.

         The exclusive rights for the commercialization and distribution of AE-941 (Neovastat(R)) in oncology have been granted to MAYNE for Australia, New Zealand, Canada and Mexico.

         The exclusive rights for the commercialization and distribution of AE-941 (Neovastat(R)) in oncology have been granted TO LG for Korea.

         This last agreement, together with earlier agreements with MEDAC, GRUPO FERRER AND MAYNE, extends AEterna's coverage for AE-941 (Neovastat(R)) to nearly 50% of the oncology world market and allows the Company to surpass the $50 million mark in milestone payments, in addition to return on manufacturing and royalties generated by sales of AE-941 (Neovastat(R)).

         Zentaris has entered into the following strategic alliances:

         ARDANA BIOSCIENCE LTD., EDINBURGH, SCOTLAND: in 2002 Zentaris granted an exclusive license to Ardana to develop and commercialize Teverelix for all therapeutic uses in all countries of the world with the exception of Japan, Korea and Taiwan. Under the agreement, Ardana is responsible for conducting all necessary research and development activities in order to obtain the necessary regulatory approvals for the substance.

         AOI PHARMA, INC., NEW YORK, USA: in 2002 Zentaris signed a license and co-operation agreement with AOl Pharma to develop and commercialize Perifosine for all uses in the USA, Canada and Mexico.

     BAXTER HEALTHCARE S.A., WALLISELLEN, SWITZERLAND: in 2002 Zentaris granted an exclusive worldwide license to Baxter Healthcare S.A. to develop, manufacture and commercialize D-63153 for all oncological indications. In addition, Baxter Healthcare S.A. received an exclusive option until December 31, 2002 to acquire an exclusive unrestricted license from Zentaris to use D-63153 for all non-oncological indications. The option was exercised by Baxter Healthcare S.A. on December 13, 2002.

     ARES TRADING S.A. (SERONO INTERNATIONAL S.A.), VAUMARCUS, SWITZERLAND:
Serono holds an exclusive worldwide license (except Japan) to manufacture and commercialize Cetrotide(R). (Cetrorelix in the indication IVF/COS/ART)

     SOLVAY PHARMACEUTICALS BV., WEESP. NETHERLANDS: in 2002 Zentaris signed a license and co-operation agreement with Solvay for an exclusive license to develop, use, commercialize and manufacture cetrorelix worldwide with the exception of Japan and for all indications with exception of IVF/COS/ART. Solvay is obliged to undertake at its own cost all activities necessary to get marketing approvals for the substance.

         In addition, AEterna's Zentaris subsidiary has entered into the following collaborative agreements:

         A license and cooperation agreement with TEIKOKU HORMONE, Japan: under the agreement, Zentaris granted an exclusive license to develop and commercialize Teverelix for certain indications (excluding the IVF/COS/ART indication) for Japan, Korea and Taiwan.

         A license and distribution agreement with SHIONOGI & CO. LTD.,
Japan: under the agreement, Zentaris granted a semi-exclusive license for Japan to Shionogi & Co., Ltd., to develop and commercialize Cetrotide(R) for IVF/COS/ART.

         A Joint Development Agreement with SHIONOGI & CO. LTD., Japan: under the agreement Shionogi & Co., Ltd., received a semi-exclusive license for Japan for the development of Cetrorelix as an antineoplastic agent for human use and, if agreed for other indications.

         A Cooperative Research and Development Arrangement with the NATIONAL CANCER INSTITUTE/NATIONAL INSTITUTES OF HEALTH, USA, dated July 14, 1999 for the joint development of Perifosine.

         Zentaris signed license agreements dated September 17, 2002 with the TULANE EDUCATIONAL FUND (Tulane University, New Orleans, Louisiana, USA) with regard to the substances AN-152, AN-201, AN-238 and AN-215 and to bombesin antagonists. Under the agreements, Zentaris received exclusive worldwide licenses to use Tulane's patents to develop, manufacture, market and distribute these substances.

     AEterna collaborates closely with DR. R. BELIVEAU (UQAM, Montreal, Canada) and DR. F. BERGER (INSERM, France). Dr. Beliveau is involved with the identification and isolation of the active molecules from within AE-941 (Neovastat(R)) and Dr. Berger focuses on the characterization of such active molecules IN VIVO and the identification of markers of activity using gene array assays and proteomics.

4.5      INTELLECTUAL PROPERTY

         Because of the considerable amount of time and the substantial investment required to develop new products and obtain the required marketing approvals, the biopharmaceutical industry attaches a considerable amount of importance on obtaining patents and the protection of trade information for new technologies, products and processes. Accordingly, the Company's development and prospects depend, in part, on its ability to obtain patents, protect its know-how and carry on its activities without infringing the exclusivity rights already acquired by third parties.

         The company believes that its patent portfolio significantly contributes to the value and the success of its business. AEterna's strategic approach is to build a portfolio which provides broad protection of technology as well as a tiered patent claim structure to provide specific composition of matter, disease indication and manufacturing process claims. The company policy is to file patent applications in all major markets in the world. The patent portfolio of the corporation and its subsidiaries comprises about 80 patent families.

         The Company will continue to endeavour to protect AE-941 (Neovastat(R)) as well as its constituants. It has developed pursuant to intellectual property legislation in the United States, Canada, Europe, Japan, and other countries representing its primary markets. It holds rights to 9 patents that were issued or granted and an additional 5 patent applications pending in the US. Most of the non-US pending patents were filed as PCT or European (EPO) applications.

         In December 2002, the Company acquired Zentaris AG, a German company located in Frankfurt. The intellectual property was included in the transaction. This transaction permits the Company to extend its intellectual property rights to 70 patent families. About 20 patent families are the result of co-operations with external researchers, e.g., the Institute for Biophysical Chemistry of the Max Planck Institute for biophysical chemistry in Gottingen, Germany for the product candidate Miltefosine, Tulane University in New Orleans, Louisiana, USA for Cetrorelix, as well as for the product candidates in the area of bombesin antagonists, LHRH antagonists and peptide conjugates with cytotoxic active groups.

         There is no guarantee that the patent applications and the PCT applications (or any other subsequent application) will obtain patent certification or that third parties will not file infringement claims against the Company's products or processes. Further, even if patents are granted to the Company, there is no guarantee that such patents will be valid and thus enforceable against third parties alleged to have infringed the rights of the Company. Furthermore, there is no guarantee that the Company will be awarded patents of sufficient scope to afford a truly exclusive position in the market for the products sold by the Company. Procurement of patent rights does not necessarily confer on the patentee the right to manufacture, use or sell a particular compound. Thus, regardless of whether the Company is awarded patents, there is a risk that the manufacture, use or sale of the Company's products could infringe the rights of a third party. Patent litigation is very time-consuming and expensive. An adverse result in patent litigation against a third party could result in the invalidation and unenforceability of the Company's patent rights. An adverse result in patent litigation infringement against the Company could result in one or more of the following: liability for past damages to the third party, a permanent restraining order against the Company preventing the manufacture, use or sale of the infringing products and the requirement to obtain a license from the third party.

         The situation pertaining to patents, particularly for biopharmaceutical companies, is uncertain and involves many complex legal, scientific and factual questions. There is no clear law or policy covering the extent of allowable claims in these cases or the level of protection granted under these patents.

         The Company relies on and intends to continue to rely on trade secrets, exclusive non-patented know-how and continuous technological innovation in order to increase and maintain its competitive position. To protect its rights in the know-how and the technology it develops, whether patentable or not, the Company enters into confidentiality agreements with all its employees, consultants and collaborators. However, there can be no assurance that these agreements will offer adequate protection of the trade secrets, know-how and other exclusive information of the Company in the event of unauthorized use or disclosure. Moreover, if not protected by patents, the activities of the Company may be adversely affected by the activities of competitors who independently develop a substantially equivalent technology.

4.6      SUPPLY OF RAW MATERIALS

         AEterna uses shark cartilage as a primary source of raw material. AEterna has developed procedures to ensure that producers and suppliers can supply raw materials that comply with Company's biopharmaceutical specifications. Furthermore, suppliers must respect governmental (national and international) and environmental regulations regarding fishing and the transformation of raw material.

         The shark, from which cartilage is extracted, is primarily harvested for its flesh and fins which are consumed as food. The cartilage is recuperated in accordance with procedures developed by AEterna. This implies quality control procedures performed at the fishing sites by the suppliers who process the raw material for AEterna's needs.

         Furthermore, AEterna has elaborated a plan for the development of its supply network on a worldwide scale. Currently, our source of raw materials is in South America. Supply agreements are negotiated in accordance with our needs for raw materials, the market structures, the availability of the resource and the required standards. The volumes harvested by the fisheries industry are sufficient for our short-term and long-term requirements, considering the current fisheries conditions.

4.7      RESEARCH AND DEVELOPMENT - FUNDING

         AEterna's budget policy for research and development is to have readily available funds required to undertake studies. AEterna's strategy is to finance research activities through public financings and grants or tax credits for such purposes. In addition, activities are financed through the formation of strategic alliances for the co-development and marketing of the products. During the course of the financial year ended December 31, 2002, AEterna spent approximately $26 million in research and development.

         On November 10, 1999, the Company announced the signing of three investment agreements for an aggregate of up to $29.42 million with a special federal operating agency known as Technology Partnerships Canada ("TPC") which reports to Industry Canada. This investment, which is in the form of contributions of 30% of eligible expenses, paid as they are generally incurred, will be used for the pursuit of the clinical development program of AE-941 (Neovastat(R)) in oncology, dermatology and ophthalmology. The repayment of each of these contributions will be conditional on the successful marketing of a drug resulting from the clinical development program to which the contribution relates. Each contribution will be repayable in the form of royalties payable to TPC from the commencement of such marketing until December 31, 2008, in the case of oncology and dermatology, and December

31, 2010 in the case of ophthalmology, even if the amounts repaid by the Company then exceed the contribution paid by TPC. If, on December 31, 2008, in the case of oncology and dermatology, and December 31, 2010 in the case of ophthalmology, the repayments do not total the amount of the contribution, the repayments will continue until such amount is reached or until December 31, 2013, in the case of oncology and dermatology, and December 31, 2015, in the case of ophthalmology, whichever is earlier. Pursuant to these agreements, the Company will remain the owner of all intellectual property resulting from the development programs except in certain circumstances, including default by the Company under the investment agreements, in which case TPC may assume ownership of such intellectual property if the Company does not elect to pay predetermined liquidated damages.

         The investment agreements provide that TPC is not obligated to make payments to the Company, in whole or in part, if it is not satisfied with the overall financing or progress of a clinical development program. The investment agreements also provide that the Company cannot license products resulting from the programs without the approval of TPC and contain covenants on the part of the Company not to pay dividends if such payments would prevent the implementation of a program or the payment of royalties to TPC.

4.8      HUMAN RESOURCES

         AEterna created 9 new jobs in 2002. As at May 1, 2003, AEterna's team, including Atrium, Unipex and Zentaris, comprised 259 people, excluding consultants, collaborators and members of the Scientific Board. 82 of these persons were involved directly or indirectly in research and development activities, 61 in production and 116 in administration, sales, accounting, human resources and other managerial functions. Each employee is party to a confidentiality agreement and a non-competition agreement which, in management's view, provides AEterna with adequate protection. The Company relies on strategic alliances and contract research organizations to obtain supplementary expertise and additional resources.

         None of AEterna's or its subsidiaries' employees are governed by a collective agreement.

4.9      ENVIRONMENT

         The Company is subject to various federal and provincial environmental laws and regulations. The Company complies, in all material respects, with all provisions of these environmental laws and regulations.

          Environmental protection requirements do not have any financial and operational effects on the capital expenditures, earnings and competitive position of the Company.

4.10     FACILITIES AND EQUIPMENT

         In September 1999, the Company completed the construction of its new premises with an approximate area of 75,000 sq. ft. in the Quebec City region. This building houses the head office of AEterna and Atrium as well as a research laboratory and a production center meeting Good Laboratory Practices and GMP.

4.11     SALES ACTIVITIES

         During the financial year ended December 31, 2002, more than 90% of Atrium's sales activities were made in France.

ITEM 5.  SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1      ANNUAL INFORMATION

         The selected financial information provided below has been taken from the audited consolidated financial statements of AEterna for the three most recently completed financial years.

         The data below should be read together with the consolidated financial statements and notes thereto as well as the following items.


CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in thousands of Canadian dollars, except share and      YEARS ENDED DECEMBER 31,
per share data)
                                                  --------------------------------------------------
                                                    2002(1)        2001(1)      2000
                                                       $              $           $

REVENUES                                           101,204         43,777       8,405
                                                   --------      --------    --------

OPERATING EXPENSES
Cost of sales                                       77,443         29,950       1,123
Selling, general and administrative                 17,777         13,039       8,506
Research and development costs                      26,062         22,681      16,707
Research and development tax credits and grants     (1,933)        (5,989)     (6,717)
Depreciation and amortization                        2,421          1,850       1,454
                                                   --------      --------    --------
                                                   121,770         61,531      21,073
                                                   --------      --------    --------
OPERATING LOSS                                     (20,566)       (17,754)    (12,668)

INTEREST INCOME                                      2,903          3,763       3,615

INTEREST EXPENSE                                      (527)          (853)       (605)
                                                   --------      --------    --------


LOSS BEFORE THE FOLLOWING ITEMS                    (18,190)       (14,844)     (9,658)

INCOME TAX RECOVERY (EXPENSE)                       (4,425)         4,752        --
GAIN ON DILUTION (2)                                   424         10,223        --
NON-CONTROLLING INTEREST                            (3,591)        (3,600)       --
                                                   --------      --------    --------
NET LOSS FOR THE YEAR                              (25,782)        (3,469)     (9,658)
                                                   --------      --------    --------
BASIC AND DILUTED NET LOSS PER SHARE (3)             (0.67)         (0.11)      (0.33)
                                                   --------      --------    --------

(1) This increase is mainly attributed to Atrium's acquisition of the French company Unipex.

(2) In 2000, Atrium, the Company's subsidiary, issued 2,000,000 common shares for cash consideration of $20,000,000, which were classified as liability. In May 2001, certain terms of the Atrium Shareholders' Agreement were amended such that the Company reclassified the common shares issued by Atrium to the minority shareholders from a liability to equity. Accordingly, in the second quarter of the fiscal year ending December 31, 2001, the Company recognized a gain on dilution and a minority interest in Atrium.

(3) Fully diluted net loss per share is determined using the weighted average number of Multiple Voting Shares and Subordinate Voting Shares and stock options outstanding at the end of the year. Common stock options to purchase common shares were not included in the 2002, 2001 and 2000 compilations of diluted loss per share because the inclusion would be anti-dilutive.


CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars)                December 31,
                                                    ----------------------------
                                                      2002      2001     2000

Cash, cash equivalents and short-term investments    81,534    54,064    68,649
Working capital                                      44,200    61,464    70,831
Total assets                                        330,968   134,352   100,582
Long-term debt                                       13,171    13,848     5,067
Redeemable common share of the subsidiary              --        --      24,609
Non-controlling interest                             24,676    18,339      --
Shareholders' Equity                                110,336    78,619    64,394
Deficit                                              44,864    19,082    15,614


5.2      DIVIDENDS

         Since its incorporation, AEterna has not paid any dividends and does not anticipate paying any dividends in the foreseeable future.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

6.1      FORM 44-101F2 DISCLOSURE

         Management's discussion and analysis of the financial condition and results of operations for the financial year ended December 31, 2002, which is incorporated herein by reference, was filed with the various securities commissions or similar authorities in each of the provinces of Canada. The reader is encouraged to also refer to the consolidated financial statements and notes to the financial statements for the financial years ended December 31, 2002, 2001 and 2000.

ITEM 7.  MARKET FOR SECURITES

7.1      MARKET FOR SECURITIES

         The Subordinate Voting Shares of AEterna are listed on the Toronto Stock Exchange under the Symbol AEL, and, since May 10, 2000, on the Nasdaq National Market, under the symbol AELA.

ITEM 8.  DIRECTORS AND OFFICERS

8.1      DIRECTORS

         The Board of Directors of the Company currently consists of nine directors. Each director remains in office until the following annual shareholders' meeting or until the election of his successor, unless he resigns or his office becomes vacant as a result of his death, removal or any other cause.

         The following table sets forth, for each director, the name, position, municipality of residence, principal occupation, security holdings, and the period during which he/she has acted as a director:



--------------------------------------------------------------------------------------------------------------------
    NAME AND MUNICIPALITY               PRINCIPAL OCCUPATION                DIRECTOR             SECURITY
    OF RESIDENCE                                                              SINCE               HOLDING
--------------------------------------------------------------------------------------------------------------------
Marcel Aubut                  Managing Partner                                 1996      13,500 Subordinate Voting
Sillery, Quebec               Heenan Blaikie Aubut (law firm)                            Shares

Francis Bellido, PhD (1)      President and Chief Operating Officer            2002      --------
Beaconsfield, Quebec          SGF Sante Inc. (Quebec government agency)

Stormy Byorum (1)             Managing Partner                                 2001      --------
New York, NY                  Violy, Byorum & Partners (investment
                              banking firm)

Eric Dupont, PhD (2)          Executive Chairman                               1991      4,725,000 Multiple Voting
Sainte-Petronille,           AEterna Laboratories Inc.                                   Shares
Ile d'Orleans, Quebec                                                                    33,413 Subordinate Voting
                                                                                         Shares

Prof. Dr. Jurgen Engel        Managing Director                                2003      --------
Frankfurt, Germany            Zentaris GmbH
                              Executive Vice President, Global Research
                              and Development and Chief Operating Officer
                              AEterna Laboratories Inc.

Gilles Gagnon                 President and Chief Executive Officer            2002      3,950 Subordinate Voting
Sherbrooke, Quebec           AEterna Laboratories Inc.                                   Shares

Jean-Claude Gonneau           General Manager                                  1995      182,126 Subordinate
Louveciennes, France          SG Cowen, Paris (brokerage firm)                           Voting Shares


Pierre Laurin, PhD (2)        Executive in Residence                           1998      8,200 Subordinate Voting
Verdun, Quebec                HEC Montreal                                               Shares

Pierre MacDonald (1) (2)      President and Chief Executive Officer            2000      4,500 Subordinate Voring
Verdun, Quebec                MacD Consult Inc. (consulting firm in                      Shares
                              finance and international marketing)

-----------------------------------
(1)  Member of the Audit Committee.
(2)  Member of the Corporate Governance Committee.

8.2      EXECUTIVE OFFICERS

         The table below sets forth the name, municipality of residence and the position with AEterna of each senior executive officer of AEterna on the date hereof.

--------------------------------------------------------------------------------------------------------------------
                                                                            PRINCIPAL OCCUPATION
                  NAME AND MUNICIPALITY
                       OF RESIDENCE
--------------------------------------------------------------------------------------------------------------------
Eric Dupont, PhD                                            Executive Chairman
Sainte-Petronille
Ile d'Orleans, Quebec

Gilles Gagnon                                               President and Chief Executive Officer
Sherbrooke, Quebec

Prof. Dr. Jurgen Engel                                      Executive Vice President, Global Research and
Frankfurt, Germany                                          Development and Chief Operating Officer

Claude Cardinal                                             Vice President of Technical Operations
Lac-Delage, Quebec

Pierre Champagne                                            Vice President, Clinical Affairs
Cap-Rouge, Quebec

Dr. Eckhard Gunther                                         Vice President, Drug Discovery
Frankfurt, Germany

Dr. Matthias Rischer                                        Vice President, Pharmaceutical Development
Frankfurt, Germany

Normand Tremblay                                            Vice President, Planning and External Affairs
Neuville, Quebec

Dennis Turpin, CA                                           Vice President and Chief Financial Officer
Sainte-Foy, Quebec

Claude Vadboncoeur                                          Vice President, Legal Affairs and Corporate Secretary
Sainte-Foy, Quebec


         Over the past five years, the directors and officers mentioned above have held their present principal occupation, with the exception of the following members:

     Mr. Cardinal holds a bachelor's degree in Pharmacology from the Universite de Montreal and has 25 years of experience in the pharmaceutical industry. He has assumed top management positions with leading companies such as Rhone-Poulenc Pharma Inc., Biovail International and Technilab. M. Cardinal joined AEterna in 2000.

         After a decade of medical practice in Quebec, Miami and Los Angeles, Dr. Champagne turned towards the pharmaceutical industry in 1995 where he held a number of management positions as a specialist in oncology and in clinical development. He joined AEterna Laboratories in 1997 and since then, he has held the double position of Medical Safety Officer and Officer-in-charge of Clinical Research, before being promoted to Senior Medical Director.

     Prof. Dr. Engel is Managing Director of Zentaris GmbH. Previously, he was Chief Executive Officer of Zentaris AG after having been head of Corporate Research and Development including drug discovery, at Asta Medica AG in Frankfurt, Germany.

         Head of drug discovery at Zentaris AG since January 2001, Dr. Gunther has more than 15 years of experience in the biotechnology and biopharmaceutical industries, as a researcher as well as a manager. At Asta Medica, he was Group Leader Planning & Controlling, Research Coordination and Head of Research Coordination, before becoming Head of Medicinal Chemistry Oncology.

         Head of the Pharmaceutical Development at Zentaris since January 2001. Between 1992 and 1999, Dr. Rischer was a top executive at the multinational Asta Medica, as Head of two analytical labs in the Department of Pharmaceutical Development before becoming Head of the Department of Pharmaceutical Development Analytics. He had overall analytical responsibility for new projects for the treatment of several diseases such as cancer, diabetes, Parkinson and infertility.

         The directors and executive officers of AEterna, as a group, beneficially own or control, directly or indirectly, 99.9% of the Multiple Voting Shares and 1% of the Subordinate Voting Shares of AEterna. The directors and executive officers of AEterna do not beneficially own any of the voting securities of Atrium or Unipex.

ITEM 9.  ADDITIONAL INFORMATION

         Additional information, including directors' and officers' remuneration and indebtedness, major security holders of the Company, options to purchase securities and interests of insiders interested in material transactions, is contained in AEterna's Management Proxy Circular dated April 4, 2003.

         Other additional financial information is provided in the Company's consolidated financial statements for the fiscal year ended December 31, 2002.

         When securities of the Company are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of the Company's securities, the Company will provide the following documents to any person or company requesting them to the Vice President, Legal Affairs and Corporate Secretary:

1. a copy of this Annual Information Form, together with a copy of any document or the pertinent pages of any documents incorporated by reference in this Annual Information Form;

2. a copy of the comparative consolidated financial statements of the Company incorporated in the annual report of the year ended December 31, 2002, together with the accompanying auditors' report and copies of any subsequent quarterly financial statements that have been filed, if any, for any period after the end of its most recently completed financial year;

3.   a copy of the information circular of the Company dated April 4, 2003;

4. a copy of any other document that is incorporated by reference into the preliminary short form prospectus or the final short form prospectus and is not required to be provided under clauses 1, 2 or 3.

     At any other time, one copy of any documents referred to in clauses 1, 2 and 3 shall be provided by the Company which may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

ALL REQUESTS FOR THE ABOVE-MENTIONED DOCUMENTS MUST BE ADDRESSED TO THE VICE PRESIDENT, LEGAL AFFAIRS AND CORPORATE SECRETARY OF AETERNA LABORATORIES INC. 1405 BOULEVARD DU PARC-TECHNOLOGIQUE, QUEBEC CITY, QUEBEC, CANADA G1P 4P5, OR BY FAX AT (418) 652-0881.